SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

(Amendment No.…)*

Oak Tree Educational Partners, Inc.

(Name of issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of class of securities)

671804102

(CUSIP number)

December 1, 2010

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G	Page 2 of 7 Pages

CUSIP No. 671804102
1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deerpath Funding, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization, Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 2,515,428
	7.	Sole dispositive power 0
	8.	Shared dispositive power 2,515,428
9.	Aggregate amount beneficially owned by each reporting person 2,515,428 shares of Common Stock[1]
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 11.2%
12.	Type of reporting person (see instructions) PN

1	All of the securities of the Issuer (as defined below) owned by the Reporting Persons (as defined below) are owned of record by Deerpath (as defined below). All investment and voting decisions with respect to the securities beneficially owned by the Reporting Persons have been, and will continue to be, made by the board of directors of Deerpath GP (as defined below).

13G	Page 3 of 7 Pages

CUSIP No. 671804102
1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deerpath Funding General Partner, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization, Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 2,515,428
	7.	Sole dispositive power 0
	8.	Shared dispositive power 2,515,428
9.	Aggregate amount beneficially owned by each reporting person 2,515,428 shares of Common Stock[1]
10.	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 11.2%
12.	Type of reporting person (see instructions) CO

1	All of the securities of the Issuer (as defined below) owned by the Reporting Persons (as defined below) are owned of record by Deerpath (as defined below). All investment and voting decisions with respect to the securities beneficially owned by the Reporting Persons have been, and will continue to be, made by the board of directors of Deerpath GP (as defined below).

CUSIP No. 671804102	13G	Page 4 of 7 Pages

Item 1(a). Name of Issuer:

The name of the issuer is Oak Tree Educational Partners, Inc. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

The address of the Issuer’s principal executive office is 845 Third Avenue, 6th Floor, New York, New York 10022.

Item 2(a). Name of Person Filing:

The names of the persons filing this Schedule 13G are Deerpath Funding, LP, a Delaware limited partnership (“Deerpath”) and Deerpath Funding General Partner, Inc., a Delaware corporation (“Deerpath GP” and together with Deerpath, the “Reporting Persons”).

Item 2(b). Address or Principal Business Office or, if none, Residence:

The address of the principal business office of the Reporting Persons is 405 Lexington Avenue, 71st Floor, New York, New York 10174.

Item 2(c). Citizenship:

The Reporting Persons were formed under the laws of the State of Delaware.

Item 2(d). Title of Class of Securities:

On December 1, 2010, Deerpath, the Issuer and the Issuer’s subsidiaries entered into a Loan Agreement (the “Loan Agreement”) pursuant to which Deerpath acquired (i) a senior secured initial term promissory note in the principal amount of $3.0 million, (ii) 1,886,571 shares of the Issuer’s common stock, par value $0.0001 per share (the “Common Stock”) and (iii) a warrant initially exercisable to purchase 628,857 shares of Common Stock at an exercise price of $0.50 per share.

Item 2(e). CUSIP Number:

The Issuer’s CUSIP number for the Common Stock is 671804102.

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

(a)	Amount beneficially owned:

CUSIP No. 671804102	13G	Page 5 of 7 Pages

See Row 9 of Deerpath’s cover page to this Schedule 13G.

See Row 9 of Deerpath GP’s cover page to this Schedule 13G.

(b)	Percent of Class:

See Row 11 of Deerpath’s cover page to this Schedule 13G.

See Row 11 of Deerpath GP’s cover page to this Schedule 13G.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of Deerpath’s cover page to this Schedule 13G.

See Row 5 of Deerpath GP’s cover page to this Schedule 13G.

(ii) Shared power to vote or to direct the vote:

See Row 6 of Deerpath’s cover page to this Schedule 13G.

See Row 6 of Deerpath GP’s cover page to this Schedule 13G.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of Deerpath’s cover page to this Schedule 13G.

See Row 7 of Deerpath GP’s cover page to this Schedule 13G.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of Deerpath’s cover page to this Schedule 13G.

See Row 8 of Deerpath GP’s cover page to this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 671804102	13G	Page 6 of 7 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit A attached to this Schedule 13G.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 671804102	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 13, 2010

DEERPATH FUNDING, LP
a Delaware limited partnership

By:	Deerpath Funding General Partner, Inc.
its general partner

By:	/s/ James H. Kirby
Name:	James H. Kirby
Title:	President

DEERPATH FUNDING GENERAL PARTNER, INC. a Delaware corporation

By:	/s/ James H. Kirby
Name:	James H. Kirby
Title:	President

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13G dated December 13, 2010 relating to the common stock, par value $0.0001, of Oak Tree Educational Partners, Inc. shall be filed on behalf of the undersigned.

DEERPATH FUNDING, LP
a Delaware limited partnership

By:	Deerpath Funding General Partner, Inc.
its general partner

By:	/s/ James H. Kirby
Name:	James H. Kirby
Title:	President

DEERPATH FUNDING GENERAL PARTNER, INC. a Delaware corporation

By:	/s/ James H. Kirby
Name:	James H. Kirby
Title:	President